MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2016

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2015 annual MD&A and the 2015 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of May 5, 2016.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended March 31, 2016, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expense, depreciation and amortization. Operating earnings is net income (loss) plus finance expenses, income tax expense or recovery and the foreign-exchange gain or loss on debt. Other income or expense includes both realized and unrealized gains and losses on foreign exchange and/or commodity hedging and the foreign-exchange impact on working capital balances. Only the realized portion of such income or expense is included in Adjusted EBITDA, whereas both the realized and unrealized portions are included in the determination of operating earnings.

Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. However, Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. The term, as used in this annual report, is not necessarily comparable with similarly titled measures of other companies. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;
•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate three production facilities: a BCTMP mill and a sawmill at an integrated complex in Whitecourt, and a sawmill in Fox Creek.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including paperboard, coated and uncoated printing and writing papers, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm) and 120 mmfbm, respectively.

Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The incremental build-up of log inventory is typically valued at approximately $30-35 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 82% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability.

On April 27, 2016, we received notice of force majeure related to a log-chip exchange agreement we have in place with another forest company under which we have received a total of 665,000 cubic meters per year of logs from the other company's Forest Management Agreement area. In the notice of force majeure, we were advised this log volume will be reduced to 500,000 cubic meters per year, effective May 1, 2016. Under the same exchange agreement, Millar Western has delivered 170,000 bone dry units per year of chips to the other company; with force majeure invoked, this volume will be reduced to 135,000 bone dry units.

While we do not expect this change to affect our operations in the near-term, it could affect our long-term fiber supply. We are pursuing options to purchase fiber on the open market and will manage our internal allocations to ensure the least disruption to our operations. We have secured sales for the excess chip volume in the short-term and are pursuing options to address the excess volume over a longer time frame.

We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we have had long-term rights under a Power Purchase Arrangement (PPA) to insulate our pulp and lumber operating segments from volatility in the electricity market. As of March 25, 2016, our interest in the PPA was terminated. The benefit or cost of these power purchase rights was allocated to each operating segment based on its electricity consumption and the charges associated with the termination were allocated to our corporate and other segment. A more detailed discussion of the termination can be found on page 6, under Results of Operations.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals, are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands. Wood waste from the Whitecourt pulp mill and sawmill is used as a feedstock at a local biomass-fueled power station, to generate renewable electricity. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three months ended March 31, 2016, the immediately prior quarter ended December 31, 2015, and the quarter ended March 31, 2015.

		Three months ended
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)

Statements of earnings data:
Revenue	$93.7	$83.4	$95.4
Cost of products sold	71.3	63.3	67.0
Freight and other distribution costs	16.4	14.3	14.0
Depreciation and amortization	3.5	3.7	3.6
General and administration	3.9	4.1	4.2
Loss on termination of PPA	22.2	-	-
Other loss (income)	-	(14.9)	2.6
Operating (loss) earnings	$(23.6)	$12.9	$4.0
Foreign exchange gain (loss) on borrowings	17.9	(10.4)	(22.4)
Finance expenses	(5.2)	(5.9)	(6.1)
Net loss before income taxes	$(10.9)	$(3.4)	$(24.5)
Income taxes (recovery) expense	(7.8)	1.7	(0.5)
Net loss	$(3.1)	$(5.1)	$(24.0)
Actuarial losses, net of tax recovery	-	(0.2)	-
Net loss and comprehensive loss	$(3.1)	$(5.3)	$(24.0)

Reconciliation of adjusted EBITDA data:
Net loss	$(3.1)	$(5.1)	$(24.0)
(Subtract) add
Income taxes (recovery) expense	(7.8)	1.7	(0.5)
Foreign exchange (gain) loss on borrowings	(17.9)	10.4	22.4
Finance expenses	5.2	5.9	6.1
Operating (loss) earnings	$(23.6)	$12.9	$4.0
Depreciation and amortization	3.5	3.7	3.6
Unrealized other (income) expense	-	(6.4)	4.8
Adjusted EBITDA	$(20.1)	$10.2	$12.4

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.728	0.750	0.807
Period end exchange rate (US$ per C$1.00)	0.770	0.723	0.790

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the quarter reflected mixed market conditions, shifts in relative value of the Canadian dollar, and a significant change in the status of our PPA.

Effective March 25, 2016, Millar Western, Capital Power and other members of our power purchase syndicate terminated the PPA, citing significant changes to the Specified Gas Emitters Regulation in Alberta that had impaired our ability to realize benefits from the arrangement. This action resulted in a non-cash charge of $22.2 million, which was recorded as “loss on termination of PPA” but not allocated to the individual operating segments. Prior to the termination, the PPA generated an operating loss of $2.2 million in the quarter, and this loss was allocated to the segments based on their proportional electricity use. We held $11.0 million in loans associated with the PPA that, on its termination, became due and payable to Capital Power on June 30, 2016.

First quarter revenue of $93.7 million was up from the previous quarter, on higher net realizations for lumber and pulp and increased pulp sales volumes, but down from the first quarter of 2015, on lower pulp and lumber prices.

At $71.3 million, cost of products sold increased from $63.3 million in the previous quarter and $67.0 million in the first quarter of 2015, primarily due to increased pulp shipments. On a per-unit basis, cost of products sold has trended higher in recent quarters, as we have incurred higher log costs and increased net electricity costs. We expect log costs to remain relatively stable in the quarters ahead, while electricity costs will continue to increase as a result of higher transmission costs in the province of Alberta.

Freight and other distribution costs were also higher than the comparable periods, due to increased pulp shipments.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

We had an operating loss of $23.6 million in the quarter, with $22.2 million of that amount attributed to the termination of the PPA. Results in the fourth quarter of 2015 were influenced by the sale of our sawmill in Boyle, Alberta, which contributed $14.1 million to operating earnings. Excluding these one-time charges, we would have had operating losses of $1.4 million and $4.7 million in the first quarter of 2016 and the fourth quarter of 2015, respectively, compared to operating earnings of $4.0 million in the first quarter of 2015. Without the unusual items, the first quarter results were better than the previous quarter’s, on higher pulp and lumber realizations, but down from the comparable period of 2015, which had higher market pricing.

The increase in relative value of the Canadian dollar at the end of the quarter had a $17.9 million positive impact on the translation of our U.S.-dollar-denominated long-term debt, in contrast to losses of $10.4 million and $22.4 million, respectively, in the prior quarter and the first quarter of 2015.

At $5.2 million, financing expenses, which are largely denominated in U.S. dollars, were slightly lower in the quarter than in the previous period, reflecting the change in exchange rates. Although the Canadian dollar was weaker compared to the first quarter of last year, financing expenses were lower, as a greater amount of interest expense associated with the BEP was capitalized in the first quarter of 2015.

After a $7.8 million provision for income tax recovery, we posted a net loss of $3.1 million for the quarter.

We recorded Adjusted EBITDA of negative $20.1 million for the period, including $22.2 million in charges related to the termination of the PPA. Adjusted EBITDA in the previous quarter was $10.2 million, including a contribution of $14.1 million from the sale of our Boyle sawmill. Excluding these charges, we had Adjusted EBITDA of $2.1 million in the first quarter of 2016, compared to a loss of $3.9 million in the previous quarter and a gain of $12.4 million in the first quarter of last year.

Operating results by business segment

Lumber

		Three months ended
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)

Production (total sawmill) - SPF - mmfbm	120.4	130.7	131.2
Production (dressed lumber) - SPF - mmfbm	106.0	111.8	111.0
Shipments - SPF - mmfbm	125.9	127.2	126.9
Benchmark price - SPF#2&Better - US$ per mfbm	$271	$276	$307

Revenue	$46.9	$43.8	$51.3
Cost of products sold	37.7	37.1	38.7
Freight and other distribution costs	5.2	4.6	4.2
Other realized income	-	(14.8)	(0.7)
Adjusted EBITDA	$4.0	$16.9	$9.1
Adjusted EBITDA margin - %	9%	39%	18%

Other unrealized income (expense)	-	1.2	(1.5)
Depreciation and amortization	(1.5)	(1.7)	(1.7)
Operating earnings	$2.5	$16.4	$5.9

Capital expenditures	$0.2	$0.7	$0.6

The lumber market was relatively unchanged from the previous quarter, with the impact of a 1.8% decline in the benchmark price offset by a 2.9% decrease in the average relative value of the Canadian dollar. Per-unit sales realizations were 7.5% higher, in part due to currency effects but also reflecting an improvement in grade mix, following the sale of a large proportion of low-grade product in the fourth quarter of last year. As a result, segment revenue increased to $46.9 million, from $43.8 million in the previous quarter. Compared to the same quarter in 2015, revenue declined, due to lower pricing.

Overall sawmill production was lower than in the comparable quarters, as a result of the sale of our Boyle sawmill. The Whitecourt and Fox Creek operations performed well, however, with mill productivity benefiting from relatively mild weather throughout the quarter.

Segment cost of products sold was essentially unchanged on a per-unit basis, with log costs having stabilized at a level we expect to see sustained over the next several quarters.

Freight and other distribution costs continued to rise, as we continued to increase the proportion of our sales conducted on a delivered, rather than on a mill, basis, with the higher cost balanced by a corresponding increase in gross sales price and revenue.

The segment generated $4.0 million in Adjusted EBITDA for the quarter. The Adjusted EBITDA recorded in the fourth quarter of last year included a $14.1 million contribution from the sale of the Boyle sawmill. Excluding this contribution, Adjusted EBITDA last quarter was $2.8 million, and the increase in the current quarter reflected the currency and grade-mix impacts, as well as higher realized prices.

Capital expenditures of $0.2 million in the quarter were limited to maintenance-of-business activities, and were lower than in the comparable periods.

Pulp

		Three months ended
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)

Production - madmt	79.8	78.1	69.2
Shipments - madmt	80.7	70.5	67.1
Benchmark price - NBSK, US$ per admt	$944	$947	$995
Benchmark price - BEK, US$ per admt	$737	$788	$755

Revenue	$46.7	$39.5	$44.0
Cost of products sold	33.6	26.2	28.3
Freight and other distribution costs	11.2	9.7	9.8
Other realized expense (income)	-	6.2	(1.5)
Adjusted EBITDA	$1.9	$(2.6)	$7.4
Adjusted EBITDA margin - %	4%	-7%	17%

Other unrealized income (expense)	-	5.1	(3.3)
Depreciation and amortization	(1.9)	(2.0)	(1.8)
Operating earnings	$-	$0.5	$2.3

Capital expenditures	$(0.6)	$4.2	$10.4

Pulp production volumes were higher than in both prior quarters, as the mill performed well and experienced none of the effluent-treatment-system issues that have sometimes been associated with poor winter weather conditions. Revenue of $46.7 million was up from the previous quarter, due both to increased shipments and to higher net realizations related to currency effects. Despite lower pricing compared to the first quarter of 2015, revenue was higher in the current period, as a result of increased shipments.

Cost of products sold, at $33.6 million, increased from both prior periods on the higher shipment volumes.

The pulp segment recorded Adjusted EBITDA of $1.9 million, which compared favorably with the negative $2.6 million recorded in the previous period, but was down from the $7.4 million recorded in the same period one year earlier, due to lower pricing.

Segment capital expenditures were negative $0.6 million in the quarter, reflecting the receipt of government grants associated with the BEP. BEP construction is expected to resume in the second quarter, and project commissioning should begin in the third quarter. We expect the project to be fully commissioned in the fourth quarter of 2016.

Corporate and other

		Three months ended
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	3.9	4.1	4.2
Loss on termination of PPA	22.2	-	-
Adjusted EBITDA	$(26.0)	$(4.0)	$(4.1)
Depreciation and amortization	(0.1)	-	(0.1)
Operating loss	$(26.1)	$(4.0)	$(4.2)

Capital expenditures	$0.1	$0.1	$0.1

Revenue for the corporate and other supporting cost center is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $26.1 million operating loss for the quarter, reflecting the $22.2 million in charges associated with the termination of the PPA.

Summary of financial position

		As at
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)

Cash	$-	$16.8	$8.8
Current assets	152.5	156.0	177.8
Current liabilities	64.5	57.1	53.8
Ratio of current assets to current liabilities	2.4 x	2.x	3.3 x
Financial liabilities - borrowings	286.9	313.1	284.4
Shareholder's equity	12.7	15.8	44.2

We ended the period with $0.9 million in bank indebtedness. During the quarter, we drew down cash balances by $17.7 million and increased borrowings by $10.0 million, primarily to fund a seasonal increase in working capital and to pay finance expenses.

Changes in financial position

		Three months ended
	Mar. 31/16	Dec. 31/15	Mar. 31/15
		(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$(0.5)	$(3.7)	$9.7
Net reforestation	1.4	1.1	1.5
Net change in non-cash working capital items	(17.3)	(10.8)	(30.4)
	(16.4)	(13.4)	(19.2)
Investing activities:
Additions to property plant and equipment	(0.3)	(9.2)	(6.2)
Proceeds on disposal of property, plant and equipment	-	28.5	-
Receipt of government grants	2.1	-	-
Other	-	0.3	-
	1.8	19.6	(6.2)
Financing activities:
Increase in borrowings	10.0	-	-
Repayment of borrowings	(0.5)	(0.3)	(0.5)
Finance expenses paid	(12.6)	(0.7)	(12.0)
Dividends	-	-	(0.7)
	(3.1)	(1.0)	(13.2)

(Decrease) increase in cash	$(17.7)	$5.2	$(38.6)

Opening Cash	$16.8	$11.6	$47.4
Closing Cash	$(0.9)	$16.8	$8.8

Total (bank indebtedness) cash and cash equivalents	$(0.9)	$16.8	$8.8

Working capital used $17.3 million in cash for the quarter. This was down from the first quarter of 2015, due to a lower requirement for log inventories following the sale of our Boyle sawmill.

Investing activities provided $1.8 million, as we received the final $2.1 million in government grants associated with the BEP. Total government grants provided for the BEP amounted to $27.7 million, and we expect total project expenditures, net of the government grants and a letter of credit recovered from the initial EPC contractor, to be $77.8 million, including $4.7 million in capitalized interest.

Financing expenditures of $3.1 million in the current quarter included an increase in borrowings of $10.0 million, offset by payment of $11.7 million in interest on our U.S.-dollar-denominated long-term debt and payment of $0.9 million in interest on the power purchase rights loans. This financing expense was higher than in the same period of 2015, due to the weaker Canadian dollar. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. No dividend was declared or paid in this quarter.

Liquidity and capital resources

The Company has a $50 million revolving credit facility maturing July 15, 2018. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. During the period beginning February 1, 2016, and ending April 30, 2016, the credit facility was temporarily increased by $20.0 million, to $70.0 million. As of March 31, 2016, $10.0 million was drawn on the credit facility and $3.9 million was committed to standby letters of credit. We ended the quarter with $0.9 million in bank indebtedness, leaving $55.2 million available under the revolving credit facility.

Based on our current level of operations, we believe that the availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.9 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-deductible unrealized exchange gain on debt and the loss associated with the termination of the PPA.

Outlook

Benchmark lumber pricing reached a low of US$245/mfbm in late January, recovered through the balance of the quarter to finish at US$303/mfbm, and averaged US$271/mfbm for the period. We expect pricing to be moderately stronger for the balance of the year, as Chinese consumption stabilizes and seasonal increases in U.S. construction activity support demand for lumber. However, we are cautious about the potential effects of uncertainty surrounding lumber trade with the U.S. Following expiry of the Softwood Lumber Agreement on October 12, 2015, lumber producers entered a year-long period during which Canadian shipments to the U.S. will not be subject to any export charges or legal actions, due to a one-year standstill provision included in the agreement. After October 12, 2016, the U.S. will be in a position to file lawsuits and pursue anti-dumping and countervail duties against Canadian producers. Representatives of the Canadian government have initiated preliminary discussions with their counterparts in the Office of the United States Trade Representative (USTR), with the intent of reaching an agreement before the expiry of the standstill provision. We are supportive of these discussions.

The BCTMP market has recovered from conditions seen in the fourth quarter of 2015, but remains under pressure, especially in softwood grades, which have experienced decreased demand in China, where some major paper producers have started to utilize more integrated pulp in their paperboard products. We expect that US-dollar-denominated pricing may strengthen over the next two quarters but that new hardwood kraft production scheduled to enter the market in the third quarter may weigh on the overall pulp market and negatively impact pricing in hardwood BCTMP grades later in the year. One development expected to support pricing in the near-term is the start-up of the Stora Enso paperboard mill in Behai, China, in the second quarter of 2016. That mill is expected to consume approximately 90,000 admt of BCTMP before its integrated mechanical pulp capacity becomes operational, in late 2016 or early 2017.

For the balance of 2016, we expect our lumber facilities in Whitecourt and Fox Creek to continue to run at operating rates similar to those achieved in 2015, for combined production of approximately 450 million board feet. The pulp mill is expected to produce approximately 310,000 tonnes, up from 296,000 tonnes in 2015, and to complete the commissioning and startup of the BEP.